Albert Lung

650.843.7263
alung@morganlewis.com

March 22, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 3030
Washington, D.C. 20549
Attention: Brian Cascio
Julie Sherman

Re:    Alpha and Omega Semiconductor Limited
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 27, 2015
File No. 001-34717

Dear Mr. Cascio:

On behalf of Alpha and Omega Semiconductor Limited (the “Company”), we submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated March 15, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015 filed on August 27, 2015 (the “Form 10-K”).

The numbered paragraph below restates the numbered paragraph in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments. Unless otherwise defined herein, capitalized terms are as defined in the Application.

1.	We note that the introductory paragraph of the report of the independent registered public accounting firm on page 57 does not refer to your statements of operations. Please have your auditors revise their report in an amended filing to reference your statements of operations.

In response to the Staff’s comment, the Company’s auditor has revised the report of independent registered public accounting firm on page 57 of the Form 10-K to correct this inadvertent error. Concurrently with the filing of this response letter with the Commission, the Company is also filing Amendment No. 1 to the Form 10-K to include the revised audit report.

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that our responses have adequately addressed the concern you raised in the Comment Letter and subsequent verbal comment. If you should require any additional information in connection with our responses, please feel free to contact the undersigned at 650.843.7263.
Sincerely,

/s/ Albert Lung
Albert Lung

Enclosure

cc: Yifan Liang

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